UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12B-25

                      NOTIFICATION OF LATE FILING

                              (Check One)

[x]Form 10-K []Form 20-F []Form 11-K []Form 10-Q []Form N-SAR

For Period Ended:   June 30, 1998
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[]   Transition Report on Form 10-K
[]   Transition Report on Form 20-F
[]   Transition Report on Form 11-K
[]   Transition Report on Form 10-Q
[]   Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.
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PART I.  REGISTRANT INFORMATION

Help at Home, Inc.
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Name of Registrant

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Former Name if Applicable

223 West Jackson Blvd., Suite 500
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Address of Principal Executive office (Street and Number)

Chicago, IL 60606
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City, State and Zip Code


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PART II.  RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [x] The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, 11-k or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.
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PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is endeavoring to finalize a transaction pursuant to which assets associated with certain of the Company's discontinued Medicare operations may be sold. The Company is also in technical default as of June 30, 1998 relative to tangible net worth and current ratio measurements required under its existing revolving credit facility. The Company is working with its lender to 1) arrange a waiver of the technical defaults,
     2) obtain the lender's permission to consummate the aforementioned asset sale, and 3) obtain an alternative financing commitment. Resolution of the outstanding matters discussed herein could have a material effect on the Company.

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PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Sharon S. Harder         312        663-4244
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                Name            Area Code     Telephone

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Help at Home's revenues from continuing operations for the three months ended June 30, 1998 increased by $800,000 to $6.2 Million over the corresponding period ended June 30, 1997, representing an increase of 14%. During the quarter, the Company made a decision to exit the Medicare home health business. For the quarter, the Company posted a net loss of $3.2 Million as compared to a net loss for the fourth quarter of 1997 in the amount of $1.2 Million. The quarter's loss includes charges of approximately $1.4 Million stemming from the write-down of goodwill on the Oxford companies, approximately $1.6 Million in losses from discontinued operations and approximately $300,000 of additional reserves for doubtful accounts. The Company's loss per share of $1.75 compares with a loss per share of $.63 for the same quarter in 1997.

     The Company's revenues from continuing operations for the year ended June 30, 1998 increased by 4% from $22.2 Million to $23.1 Million. On an adjusted basis, comparing only continuing lines of business from one year to the next, revenues increased by 21% or $3.9 Million. The net loss for the year was $3.6 Million as compared with a net loss of $479,000 for the year ended June 30, 1997. The 1998 net loss includes charges for discontinued operations of $1.6 Million, approximately $1.5 Million of goodwill amortization, and $800,000 of reserves for doubtful accounts. The loss per share for the year was $1.93 compared to a loss per share in 1997 of $.26.
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                          HELP AT HOME, INC.
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             (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 30, 1998     By: /s/ Louis Goldstein
                              Chairman and Chief Executive Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                               ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).
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
                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities or the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic riling should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).